The Bancorp, Inc.

409 Silverside Road

Wilmington, DE 19809

August 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Bancorp, Inc. Registration Statement on Form S-1 Filed August 8, 2025 File No. 333-289422

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Bancorp, Inc. (the “Registrant”) hereby withdraws its previous request for acceleration of the effective date of the above-referenced Registration Statement by letter dated August 8, 2025, and hereby requests acceleration of the effectiveness of the Registration Statement so that it will become effective at 2:30 PM ET on August 14, 2025, or as soon as practicable thereafter.

Please contact Erin E. Martin at (202) 739.5729 or erin.martin@morganlewis.com or Rahul K. Patel at (212) 309.6862 or rahul.patel@morganlewis.com with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Very truly yours,

/s/ Martin Egan
Martin Egan
Interim Chief Financial Officer and Chief Accounting Officer